

Mail Stop 3233

April 18, 2016

Via E-mail
Chris Trina
Chief Executive Officer
Enviro-Serv, Inc.
4210 W. Gray St., Suite 1
Tampa, Florda 33609

> **Re:** **Enviro-Serv, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 22, 2016**
> **File No. 024-10394**

Dear Mr. Trina:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

General

1. Please revise to update your financial statements. Refer to Part F/S of Form 1-A. Please also update the disclosure you have provided in your Management's Discussion and Analysis of Financial Condition and Results of Operation section to discuss the corresponding time periods. Refer to Item 9 of Part II of Form 1-A.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Gary Henrie, Esq. (via E-mail)